UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

May 29, 2009

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on May 27, 2009.

Luxottica to enter retail in South America through 40 percent participation in Multiopticas Internacional

Milan, Italy - May 27, 2009 - Luxottica Group S.p.A. (MTA: LUX; NYSE: LUX), a global leader in the designing, manufacturing and distribution of fashion, luxury and sports eyewear, and Multiopticas Internacional S.L., a company that currently owns over 390 eyewear stores operating under the GMO, Econoptics and SunPlanet retail brands in Chile, Peru, Ecuador and Colombia, today entered into an agreement pursuant to which Luxottica will acquire a 40 percent participation in Multiopticas Internacional. In addition, this agreement significantly strengthens the commercial relationship between the two companies.

This transaction, which is worth approximately Euro 40 million, marks Luxottica’s entry into the retail business in South America, a region with excellent growth potential and where the Group already has a solid presence through its wholesale network.

“The agreement with Multiopticas is strategically important in two ways,” said Andrea Guerra, Chief Executive Officer of Luxottica Group. “On the one hand, it enables us to establish from day one a meaningful position in retail in this key region with an established network and a well-defined growth plan, on the other it provides us with an opportunity to strengthen the positioning of our brands and Luxottica’s business overall across the region”.

“We are delighted and very satisfied to start our cooperation with Luxottica in the South America eyewear market”, added Jose Luis Carceller, Chief Executive Officer of Multiopticas Internacional. “We recognized Luxottica as the leading company in our business  and we look forward to establish a long and productive relationship with Luxottica in the future”.

Under the terms of the agreement, which is expected to close by the end of June, Luxottica will have a call option for the remaining 60 percent of Multiopticas Internacional. The call option will be exercisable by the Group between 2012 and 2014 at a price to be determined on the basis of Multiopticas’ sales and EBITDA values at the time of the exercise.

Multiopticas is currently present in South America with 393 stores, as follows: 193 stores in Chile, 100 in Peru, 39 in Ecuador and 61 in Colombia. In 2008, these stores posted total sales of approximately Euro 60 million. In 2009, the Company expects to open an additional 90 stores in the region.

About Luxottica Group S.p.A.

Luxottica Group is a global leader in premium fashion, luxury and sports eyewear, with over 6,150 optical and sun retail stores in North America, Asia-Pacific, China, South Africa and Europe and a strong and well balanced brand portfolio. Luxottica’s key house brands include Ray-Ban, the best known sun eyewear brand in the world, Oakley, Vogue, Persol, Oliver Peoples, Arnette and REVO, while license brands include Bvlgari, Burberry, Chanel, Dolce & Gabbana, Donna Karan, Polo Ralph Lauren, Prada, Salvatore Ferragamo, Tiffany

and Versace. In addition to a global wholesale network covering 130 countries, the Group manages leading retail brands such as LensCrafters and Pearle Vision in North America, OPSM and Laubman & Pank in Australasia, LensCrafters in Greater China and Sunglass Hut globally. The Group’s products are designed and manufactured in six Italy-based manufacturing plants, two wholly-owned plants in China and a sports sunglass production facility in the U.S. In 2008, Luxottica Group posted consolidated net sales of €5.2 billion. Additional information on the Group is available at www.luxottica.com.

About Multiopticas Internacional S.L.

Multiopticas Internacional was incorporated in Spain in 1987 and started that year its operations in Portugal where it became over a period of ten years  the leading eyewear company in the country. In 1999 it  started its operations in South America, first in Chile, followed by Peru. In 1995 opened its business in Ecuador and a year later in Colombia. At the present time, Opticas GMO is the market leader in all the markets where it operates, with a market share of 25% in Chile, 30% in Peru, 20% in Ecuador and 15% in Colombia. Finally GMO is the most developed and better known optical company in South America.

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, the ability to successfully integrate Oakley’s operations, the ability to realize expected synergies from the merger with Oakley, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution network, the ability to manage the effect of the poor current global economic conditions on our business and predict future economic conditions and changes in consumer preferences, the ability to achieve and manage growth, the ability to negotiate and maintain favorable license arrangements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, the ability to effectively integrate other recently acquired businesses, as well as other political, economic and technological factors and other risks and uncertainties described in our filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

Media and Investor Relations Contacts for Luxottica Group

Ivan Dompé	Alessandra Senici
Group Director of Corporate Communications	Group Director of Investor Relations
Tel.: +39 (02) 8633 4726	Tel.: +39 (02) 8633 4718
Email: ivan.dompe@luxottica.com	Email: InvestorRelations@Luxottica.com

Luca Biondolillo
Group Director of International Communications
Tel.: +39 (02) 8633 4668
Mobile: +39 (335) 7870 903
Email: LucaBiondolillo@Luxottica.com

- ENDS -

Set forth below is information provided by the Company on May 27, 2009, regarding the re-assignment of certain new options to non-US employee beneficiaries of stock option grants approved in 2006 and 2007.

On May 27, 2009, with respect to the reassignment of new options authorized by the Board of Directors on May 7, 2009 for non-US employee-beneficiaries of the stock option grants approved in 2006 and 2007, Luxottica Group S.p.A. announced that:

(1) 85 employee-beneficiaries of the 2006 and 2007 stock option grants not domiciled in the United States surrendered the options previously granted to them under the abovementioned grants in order to be assigned new options granted by the Board of Directors on May 7, 2009. Each such beneficiary was assigned options granting the right to purchase the same number of Luxottica Group ordinary shares that were subject to the options he or she previously held pursuant to the abovementioned grants, for a total amount of 2,060,000 options. The new options were granted under the stock option plan approved by the Company’s AGM on June 14, 2006. The directors who participated in these transactions were as follows:

Name or Category	Position	No. of instruments underlying options awarded	Date of grant by Board	Strike price	Market price for instruments on grant date	Expiration date
LUIGI FRANCAVILLA	Deputy Chairman and Director	70,000	May 7, 2009	€13.45	€14.843	May 7, 2018
ENRICO CAVATORTA	Chief Financial Officer and Director	70,000	May 7, 2009	€13.45	€14.843	May 7, 2018

(2) 10 employee-beneficiaries of the 2006 3-year extraordinary stock option grant not domiciled in the United States surrendered the options previously granted to them under the abovementioned grant in order to be assigned new options granted by the Board of Directors on May 7, 2009. Each such beneficiary was assigned options granting the right to purchase the same number of Luxottica Group ordinary shares that were subject to the options he or she previously held pursuant to the abovementioned grant, reduced by 50%, for a total amount of 4,250,000 options. The new options were granted under the stock option plan approved by the Company’s AGM on June 14, 2006. The directors who participated in these transactions were as follows:

Name or Category	Position	No. of instruments underlying options awarded	Date of grant by Board	Strike price	Market price for instruments as at the award date	Expiration date
LUIGI FRANCAVILLA	Deputy Chairman and Director	750,000	May 7, 2009	€13.45	€14.843	May 7, 2018
ANDREA GUERRA	Chief Executive Officer and Director	1,250,000	May 7, 2009	€13.45	€14.843	May 7, 2018
ENRICO CAVATORTA	Chief Financial Officer and Director	550,000	May 7, 2009	€13.45	€14.843	May 7, 2018

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

By: /s/ ENRICO CAVATORTA
Date: May 29, 2009	ENRICO CAVATORTA CHIEF FINANCIAL OFFICER